Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
November 3, 2005

FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212/687 – 8080
VECTOR GROUP RESPONDS TO NEW VALLEY
RECOMMENDATION AGAINST OFFER FOR ALL COMMON SHARES

MIAMI, FL, November 3, 2005 — Vector Group Ltd. (NYSE: VGR) today issued the following statement in response to the recommendation by the special committee of the Board of Directors of New Valley Corporation (NASDAQ: NVAL) that New Valley stockholders not tender into Vector Group’s exchange offer for all of the outstanding common shares of New Valley it does not already own:
“We are disappointed by the special committee’s decision recommending against our premium offer of $9 per share in Vector Group stock, which we believe represents compelling value for all New Valley shareholders. We are eager for New Valley shareholders — once they have had the opportunity to review our exchange offer materials — to make their own determination on the merits of our offer. Due to the 90% tender requirement, it is highly unlikely that Vector will be able to close this transaction unless all significant New Valley shareholders tender into the offer. If the 90% tender requirement is not satisfied, there can be no second-step short form merger and, consequently, no appraisal rights.”

As previously announced, the exchange offer is scheduled to expire at 5:00 p.m. New York City time on Thursday, December 1, 2005, unless extended.
If New Valley’s stockholders choose to tender their shares, Vector Group would issue approximately 4.4 million shares to complete the transaction. Completion of the exchange offer is subject to the satisfaction of conditions, including that Vector Group holds at least 90 percent of the outstanding common shares of New Valley at the completion of the exchange offer, and other customary conditions.
About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
A prospectus, which is part of the Vector Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of New Valley. In addition, Vector has filed such prospectus and related materials and a proxy statement on Schedule 14A and related materials with the Securities and Exchange Commission (SEC). Investors and security holders are advised to carefully read these documents. These materials contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
Investors and security holders may obtain a free copy of the prospectus, proxy statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of such prospectus, proxy statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
* * *
This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.